May 01, 2025	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: BTQ TECHNOLOGIES CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General Meeting
Record Date for Notice of Meeting :		May 16, 2025
Record Date for Voting (if applicable) :		May 16, 2025
Beneficial Ownership Determination Date :		May 16, 2025
Meeting Date :		June 26, 2025
Meeting Location (if available) :		Vancouver BC
Issuer sending proxy related materials directly to NOBO:		Yes
Issuer paying for delivery to OBO:		No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
NAA for Registered Holders		No

Voting Security Details:
Description	CUSIP Number		ISIN
COMMON	055869101		CA0558691014

Sincerely,

Computershare

Agent for BTQ TECHNOLOGIES CORP.